FOR IMMEDIATE RELEASE:

Afya Limited Announces the Acquisition of Glic

May 23, 2022 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the acquisition, through its wholly-owned subsidiary Afya Participações S.A, of 100% of Glic.

Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and health providers.

Glic has more than 90.000 active end-users, and more than 1.100 physicians using the app. The company expects R$3.7 million of gross revenue for 2022.

This business combination represents the entering into the physician-patient relationship pillar and further strengthens Afya's digital services strategy and ecosystem.

The aggregate purchase price (enterprise value) paid to sellers was R$22 million, of which 100% was paid in cash. An earn-out of up to R$12 million can be paid, R$9 million related to revenue goals established for 2023 and 2024, and R$3 million related to product development and integration.

More information available on: https://ir.afya.com.br/ >> News & Events >> Presentations

About Afya

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br